Exhibit 99.1

Syratech Corporation

Non-GAAP Financial Information Provided to Noteholder Committee

($’s in millions)

		Forecasted Range
	Projected	Low	-	High
Business Segment	2004	2005
Tabletop	$4.1	$5.5	—	$7.7
Home Décor	0.5	1.7	—	3.0
Gifts	(2.0)	(2.0)	—	(0.5)
Total EBITDA (1)	$2.7	$5.2		$10.2

(1)   Indirect expenses and corporate overhead have been allocated to each business segment based on management’s best estimates. Excludes fees, expenses and charges associated with restructuring and other related items including expenses associated with the closure of certain facilities.